Exhibit B

Genesys Expands Cloud Offer with Agreement to Acquire SoundBite

A little over a year ago, I met with our management team in an offsite that resulted in the development of our first cloud solution. Two months ago, we closed the acquisition of Angel.com and firmly established Genesys as a leading provider of cloud-based contact center solutions. Today we are expanding that offer with the announcement that we have entered into an agreement to acquire SoundBite Communications.

SoundBite (NASDAQ:SDBT) provides cloud-based proactive payment and collections, mobile marketing, and proactive customer care solutions. SoundBite extends the Genesys cloud-based solution set, adding to Angel’s self-service and contact center offerings and supporting our strategy to reach new markets and users, including mid-sized companies and users beyond the contact center. For SoundBite, the acquisition will result in new global reach, access to a broader product portfolio, and the full backing of Genesys resources and brand.

SoundBite serves 450 customers including nearly 10% of the Fortune 500 and will reinforce our already strong positioning in four key vertical markets: Telecom, Financial Services, Retail, and Utilities. The company reported nearly $50 million in annual revenue in 2012, representing 15% year-over-year growth from the previous year. With the addition of the SoundBite business, Genesys’ overall annual recurring cloud-based revenue is expected to exceed $135 million, further establishing us as a leading player in the cloud contact center-as-a-service market.

We expect the acquisition to close early in the third quarter of 2013, at which time, the SoundBite business will be integrated into the current Genesys Cloud business unit, which includes the Genesys Angel self-service and contact center offerings and is led by David Rennyson. Between now and then, we will perform detailed product and organizational planning.

SoundBite has over 140 team members who work primarily in Bedford, Massachusetts, with additional offices in Arlington, Virginia and Irvine, California, and a small international presence in the UK. The SoundBite team and culture will fit well with Angel and Genesys and this combination will inspire all of our teams to achieve even greater results.

Please take time to read today’s press release and visit www.soundbite.com to learn why the entire leadership team is energized and delighted by this news.

Paul

Attachments:

Press Release

The tender offer described in this exhibit has not yet been commenced. This exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of SoundBite. At the time the tender offer is commenced, Genesys and its new wholly owned subsidiary, Sonar Merger Sub, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and SoundBite intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. SOUNDBITE COMMUNICATIONS, INC. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Stockholders of SoundBite will be able to obtain a free copy of these documents (when they become available) and other documents filed by SoundBite and Genesys with the Securities and Exchange Commission (“SEC”) at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of the tender offer documents (when they become available) from the information agent to be named in the offer to purchase or from Genesys.